SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 14, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF GOLDEN CYCLE GOLD CORPORATION**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

14 January 2008

AGA18.07

ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF GOLDEN CYCLE GOLD CORPORATION

AngloGold Ashanti Limited ("AngloGold Ashanti") is pleased to announce that it has agreed to acquire 100% of Golden Cycle Gold Corporation ("GCGC"), through a merger transaction in which GCGC's shareholders will receive consideration consisting of AngloGold Ashanti ADSs which, as of a recent date, represented aggregate consideration of approximately US$149 million (the "Transaction"). GCGC, which is listed and trades on the NYSE ARCA Exchange, is a Colorado based holding company with its primary investment being its joint venture interest in Cripple Creek & Victor Gold Mining Company ("CC&V") located in Colorado, United States and which is majority owned and operated by AngloGold Ashanti.

AngloGold Ashanti's principal rationale in the Transaction is to acquire GCGC's primary investment in the CC&V joint venture, thereby enabling AngloGold Ashanti to own and consolidate a 100% interest in the CC&V mine. The CC&V joint venture was created in January 1991 as a means to develop the Cripple Creek Mining District based on the land holdings consolidated by GCGC. GCGC provided the land holdings to the CC&V joint venture and a predecessor-in-interest to AngloGold Ashanti provided, among other things, the capital in the form of an initial loan. When AngloGold Ashanti acquired its majority interest in the CC&V joint venture, it also acquired the initial loan which has changed over the years with capital infusion and repayment. Under the terms of the CC&V joint venture agreement, AngloGold Ashanti is entitled to 100% of the net proceeds from the CC&V mine until completion of several intermediate stages, including repayment of the initial loan, at which time GCGC becomes entitled to, among other matters, its share of 33% of the net proceeds from the CC&V mine.

Under the Transaction, it is proposed that each share of GCGC's common stock will be converted into the right to receive AngloGold Ashanti ADSs on the basis of an exchange ratio of 29 AngloGold Ashanti ADSs per 100 shares of GCGC's common stock. Based upon the closing price of AngloGold Ashanti ADSs as traded on the NYSE on Friday, January 11, 2008 of US$49.59, this exchange ratio represents an offer price of US$14.38 per share of the Company's common stock and an aggregate transaction value of US$149 million, based on 10.35 million shares outstanding on a fully diluted basis. This price represents a premium of 29.1 percent over the volume-weighted average price of the GCGC's common stock during the thirty-day period up to and including Friday, January 11, 2008 and a premium of 37.0 percent over the closing price of the Company's common stock on Friday, January 11, 2008.

It is proposed that the Transaction will be implemented as a statutory merger under Colorado law and as such is subject to the approval of the holders of two-thirds of GCGC's common shares at a GCGC shareholders' meeting convened to consider and vote on the Proposed Transaction. AngloGold Ashanti has entered into an agreement (the "Merger Agreement") with GCGC that regulates the implementation of the Transaction in accordance with the above. In addition, the Merger Agreement includes certain provisions related to GCGC shareholder and board support and recommendation, exclusivity and restrictions on GCGC's ability to solicit counter offers to the Transaction, as well as break fees in the event the Transaction Agreement is terminated due to certain actions.

AngloGold Ashanti has entered into agreements with GCGC shareholders holding about 44% of GCGC's total outstanding issued common stock. Under these agreements, these GCGC shareholders have undertaken to vote in favor of the Transaction, as well as not to encourage or support the solicitations of any counter offers to the Transaction and to provide all reasonable assistance as deemed necessary to assist AngloGold Ashanti and GCGC in the implementation of the Transaction.

The Transaction is also conditional upon all necessary regulatory approvals (including the approval of the South African Reserve Bank) having been obtained as well as there being no material adverse change in regards to GCGC or CC&V (that is beyond the control of AngloGold Ashanti) prior to the closing of the Transaction.

The registration statement as required to register the AngloGold Ashanti ADSs to be issued to GCGC shareholders under the U.S. Securities laws will be filed with the Securities Exchange Commission, and the proxy statement/prospectus for the GCGC Shareholders' Meeting to consider and approve the Transaction will be posted to GCGC shareholders in due course

Commenting on the Transaction, Richard Duffy, Executive Vice President of AngloGold Ashanti, said "Successful completion of this transaction will enable us to consolidate the full mineral endowment at CC&V over the remainder of the mine's life, whilst also simplifying the ownership structure of this long life North American asset."

Legal Adviser
Davis Graham & Stubbs LLP

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 350 0757	afine@AngloGoldAshanti.com
Himesh Persotam (Investors)	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 14, 2008

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary